UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

"BBVA, S.A.", pursuant to the provisions of article 82 of the Spanish
Market Act, proceeds by means of the present document to notify the following:
                                RELEVANT EVENT

In connection with the buy back programme of BBVA shares announced by means of the relevant event number 56415 on March 29, 2005, and pursuant to article 4.4.
of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Bilbao
Argentaria, S.A. announces that the company Corporación Industrial y de
Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of Banco Bilbao Vizcaya Argentaria, S.A. on June 20 and 21, 2005:

Date      Buy / Sell   Nº of shares Price
20/06/2005 Buy    300,000 12.83
21/06/2005 Buy    100,000 12.70
21/06/2005 Buy    100,000 12.71
21/06/2005 Buy    115,000 12.72
21/06/2005 Buy    140,000 12.73
21/06/2005 Buy    140,000 12.74
21/06/2005 Buy    532,781 12.75
21/06/2005 Buy    302,219 12.76
21/06/2005 Buy    235,000 12.77
21/06/2005 Buy  1,135,000 12.78
21/06/2005 Sell     25,000 12.89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 22, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.